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                          December 19, 2022

       Shannon Ghia
       Chief Executive Officer
       iShares Gold Trust
       400 Howard St
       San Francisco, CA 94105

                                                        Re: iShares Gold Trust
                                                            Registration
Statement on Form S-3
                                                            Filed on December
12, 2022
                                                            File No. 333-268746

       Dear Shannon Ghia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lulu
Cheng at 202-551-3811 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Clifford Cone